CaminoSoft Corp
600 Hampshire Road, #105
Westlake Village, CA 91361
Tel (805) 370-3100
September 19, 2005	Fax (805) 370-3200
www.caminosoft.com

Mr. Mark P. Shuman

Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporate Finance, Room 4561
Washington, D.C. 20549

Re: CaminoSoft Corp. File no. 033-064535-LA
Form 10-KSB for the year ended September 30, 2004
Form 10-QSB for the quarter ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005

Dear Mr. Shuman:

On behalf of CaminoSoft Corp. (“CaminoSoft” or the “Company”), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated September 12, 2005.

Form 10-KSB for the year ended September 30, 2004

Item 8A. Controls and Procedures

1.
We note your disclosure the “[t]here were no changes in the [your] internal controls or in other factors that could have significantly affected those controls.” Please note that Item 308 of Regulation S-B requires the disclosure of any changes in your internal controls that occurred during your last fiscal quarter that has “materially affected, or is reasonably likely to materially affect,” your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls for the quarters ended September 30, 2004, December 31, 2004, March 31, 2005 and June 30, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

Company Response:

In response to your comment the Company has amended Item 8A and Item 3, Internal controls and procedures with a filing of 10-KSB/A (Amendment 2) for the year ended September 30, 2004 and 10-QSB/A (Amendment 2) for the quarter ended December 31, 2004 respectively. We indicated in our revised controls and procedures that they were not effective but have since been remediated. The Company established additional policies and procedures for review of balance sheet transactions, specifically transactions relating to debt and equity. Any transaction relating to debt and equity including any related expense will have a second level of review and consideration to ensure the treatment conforms with GAAP.

The Item 307, Internal controls and procedures was revised to include disclosure of the material weakness and remediation of the weakness in Item 8A for the amended 10-KSB and Item 3 for the amended 10-QSB. In addition the Company filed 8-K, Item 402, non reliance on previously filed financial information.

After the filing of the amended financial statements 10-KSB/A (Amendment 2) for the year ended September 30, 2004, 10-QSB/A (Amendment 2) for the quarter ended December 31, 2004 and 8-K, Item 402 the company had no changes to internal controls for the quarter ended March 31, 2005 and for the quarter ended June 30, 2005.

The Company confirms it will consider the above referenced comment in preparation of all future periodic reports.

We hereby confirm the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All questions and comments regarding the foregoing can be addressed to David Ficksman on (310) 789-1290 or the undersigned on (805) 370-3100.

Kind regards,

/s/ Stephen W. Crosson
Stephen W. Crosson
Chief Financial Officer CaminoSoft Corp.